Exhibit 99.22

CONSENT OF R. SIROIS

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report dated February 27, 2009 entitled “National Instrument 43-101 Technical Report: Westwood Project, Québec Canada” (the “Westwood Report”); and (2) the annual information form of the Corporation dated March 31, 2009, which includes reference to my name in connection with mineral resource estimations, technical information and the Westwood Report and the properties described therein.

Date: March 31, 2009

/s/ R Sirois, eng.
Name:	Réjean Sirois, eng.
Title:	Manager, Mining Geology